Mail Stop 4561

August 12, 2008

Gregg Buckbinder
Chief Financial Officer
Nestor Partners
c/o Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, CT 06830

      Re: **Nestor Partners**
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed March 28, 2008
              Form 10-Q for Quarterly Period Ended
              March 31, 2008
              Filed May 15, 2008
              File No. 000-50725

Dear Mr. Buckbinder:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Kevin Woody
                    Branch Chief